U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                             SEC FILE NUMBER
                                                        0-20769

     (Check One):
                                                        CUSIP NUMBER
                                                        126827 10 4


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


For Period Ended: ............................................December 31, 1997

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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Part I - Registrant Information
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Full Name of Registrant

Cable & Co. Worldwide, Inc.
Former Name if Applicable

724 Fifth Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10019
City, State and Zip Code


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company was unable to prepare the Form 10-KSB due to information not available at the time of filing.


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Part IV - Other Information
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         (1)      Name and telephone number of person to contact in regard to this notification.

Joel Brooks                    (800)                        624-2020
(Name)                       (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes   [ ] No


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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                           [X] Yes   [ ] No


         If  so,  attach  an  explanation  of  the  anticipated  changes,   both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company incurred a net loss for the year ended December 31, 1996 of $7,485,553 and anticipates incurring a net loss for the year ended December 31, 1997 of approximately $5,600,000. The Company believes that the primary reason for the decrease in the net loss is an increase in gross margins from approximately 24% of net sales to approximately 33% of net sales.




                           CABLE & CO. WORLDWIDE, INC.
                  (Name of Registrant as specified in charter)





has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                                          CABLE & CO. WORLDWIDE, INC.



Date: March 31, 1998                  By: /s/ Joel Brooks
                                          Joel Brooks
                                          Treasurer and Chief Financial Officer



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